

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

Peter Yip
Chief Executive Officer
Global Leaders Corporation
Unit 512, InnoCentre, 72 Tat Chee Avenue
Kowloon Tong, Hong Kong

>   **Re: Global Leaders Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 24, 2021**
>   **File No. 333-251324**

Dear Mr. Yip:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We note that Exhibit 3.1 to your filing appears to contain an "attachment" to your Articles of Incorporation. Please file your full Articles of Incorporation as an exhibit to your registration statement, in addition to this attachment, or confirm that Exhibit 3.1, as filed, is your full Articles of Incorporation. See Item 601(b)(3)(i) of Regulation S-K.

Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services